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CONTACT: MICHAEL WINER                      JULY 29, 2003
THIRD AVENUE MANAGEMENT LLC                 FOR IMMEDIATE RELEASE
(212) 888-5222


             THIRD AVENUE REAL ESTATE VALUE FUND CONTINUES TO OPPOSE
                CLAYTON HOMES ACQUISITION BY BERKSHIRE HATHAWAY

               ENCOURAGES SHAREHOLDERS TO VOTE AGAINST TRANSACTION

                BELIEVES CLAYTON HOMES SHOULD REMAIN INDEPENDENT


NEW YORK, NY, July 29, 2003 - Third Avenue Management LLC, the investment adviser for the Third Avenue Real Estate Value Fund (Nadsaq: TAREX), announced today that it continues to oppose the previously announced Clayton Homes, Inc. (NYSE: CMH) acquisition by Berkshire Hathaway (NYSE: BRK.A) (NYSE: BRK.B) for $12.50 per share in cash. Third Avenue voted its 275,500 shares of Clayton Homes against the transaction at the special meeting that was to be held on July 16, 2003 and adjourned to July 30, 2003. Third Avenue is also encouraging all independent shareholders to vote against the transaction.

"We believe that as an independent company, Clayton Homes is worth substantially more than the $12.50 per share offered by Berkshire Hathaway," stated Michael Winer, portfolio manager for the Third Avenue Real Estate Value Fund. "The fact that Cerberus Capital Management declined to make an offer for the company does not change our view of Clayton Homes' value," Mr. Winer added.

Third Avenue continues to believe, that the fairness opinion included in the Proxy Statement overly conservative and erroneous. The implicit valuation was primarily based on Clayton Homes' last twelve months operating results, which Third Avenue believes are depressed as a result of the severe cyclical downturn in the manufactured home industry and are not indicative of the company's historical or its future operating results.

Third Avenue also disapproves of the lack of an adequate market check procedure. The special meeting of shareholders scheduled for July 16, 2003 was adjourned for only two weeks supposedly to allow other bona fide bidders to conduct due diligence and consider making a superior proposal. Third Avenue does not believe that the two-week period was adequate to attract a sufficient number of potentially interested parties, especially

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THIRD AVENUE REAL ESTATE VALUE FUND--2

considering that prior to July 16, 2003, pursuant to the Merger Agreement, the company was not permitted to "solicit, initiate or knowingly encourage ... or take any other action ... expected to lead to any Takeover Proposal."

Based on our opinion that 1) the fairness opinion was severely flawed, resulting in a low implied valuation that simply supported the $12.50 per share price accepted by the board of directors, and 2) there was an inadequate market check procedure that in effect discouraged additional bidders for the company, Third Avenue has voted its shares AGAINST the proposed acquisition by Berkshire Hathaway and encourages all independent shareholders to also vote AGAINST the transaction.

ABOUT THIRD AVENUE

Third Avenue Management LLC, founded by veteran value investor Martin J. Whitman, is the adviser to the Third Avenue family of no-load mutual funds, serves as the sub-adviser to non-proprietary mutual funds and annuities, and also manages separate accounts for institutions and high net worth individuals.

More information about Third Avenue can be found at www.thirdave.com.

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